FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 23, 2013

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-169119) OF BARCLAYS BANK PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED

This Form 6-K consists of an Opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to Barclays Bank PLC and a Consent of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to Barclays Bank PLC, both of which appear as exhibits hereto and are incorporated into this Form 6-K as if set forth in full herein. The Opinion and Consent of Cadwalader, Wickersham & Taft LLP are filed herewith as an exhibits to the Registration Statement of Barclays Bank PLC on Form F-3 (No. 333-169119).

EXHIBIT INDEX

Exhibit No:

8.2	Opinion of Cadwalader, Wickersham & Taft, LLP, special tax counsel to Barclays Bank PLC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS BANK PLC

Date: April 23, 2013	By:	/s/ Jonathan Imundo
Name: Jonathan Imundo
Title: Managing Director